UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Form SD
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SPECIALIZED DISCLOSURE REPORT

OIL STATES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-16337	76-0476605
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Three Allen Center, 333 Clay Street Suite 4620 Houston, Texas	77002
(Address of principal executive offices)	(ZIP code)

Brian E. Taylor (713) 652-0582
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
1.    Introduction
Oil States International, Inc. (the "Company" or "Oil States"), through its subsidiaries, manufactures and contracts to manufacture products that contain gold, tantalum, tin and tungsten ("3TG"). As these materials are necessary to Oil States' products, the Company is dedicated to tracing the origin of these metals to ensure compliance with the requirements set forth in the final rule regarding the use of conflict minerals.
2.    Conflict Minerals Disclosures
Oil States has concluded in good faith that during the reporting period for 2024:
a)    Oil States manufactured and contracted to manufacture products for which "conflict minerals" (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.
b)    As such, Oil States performed a good faith "reasonable country of origin inquiry" ("RCOI") to determine whether any conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country ("Covered Country") as those terms are defined by Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1").
In accord with Rule 13p-1 and the directions from the Securities and Exchange Commission, Oil States has filed this Specialized Disclosure Form ("Form SD"). This report is posted to a publicly available Internet site at https://www.ir.oilstatesintl.com/financials/sec-filings/default.aspx.
To perform the RCOI, Oil States' suppliers were engaged to collect information regarding the presence and sourcing of 3TG used in the products supplied to Oil States.
Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners and associated mine countries of origin. To facilitate reporting at the product-level, the products Oil States sourced from a given supplier were communicated to that supplier via a Conflict Minerals Reporting Template ("CMRT"). Suppliers were able to submit multiple CMRTs as needed to address all indicated products. In many cases, however, the supplier response defaulted to a company level CMRT.
Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials.
3.    RCOI Results
A total of 200 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process.
Based on this inquiry process, Oil States was not able to determine where any conflict minerals that it may have received from these suppliers may have originated.
Item 1.02 Exhibits
There are no exhibits to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
There are no exhibits to this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OIL STATES INTERNATIONAL, INC.

Date:	May 29, 2025	By:	/s/ BRIAN E. TAYLOR
Brian E. Taylor
Senior Vice President, Controller & Chief Accounting Officer